UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor
No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Resignation of Dr S K Rao

On June 12, 2018, Sify Technologies Limited (the “Company”) announced that Dr S K Rao, an Independent Director of the Company, a member of the Audit Committee, Compensation Committee and Nominating Committee has resigned from Board on June 4, 2018 due to health conditions.

As a result of Dr. Rao’s resignation, the Company is currently not compliant with NASDAQ Listing Rule 5605(b), which requires a majority of the Board of Directors to be comprised of independent directors, and Rule 5605(c)(2), which requires a company to have an Audit Committee comprised of at least three independent directors.

The Company intends to regain compliance by adding a new independent director before the end of the cure period allowed under NASDAQ rules.

Dr S K Rao’s position on the Board, Audit Committee, Compensation Committee and Nominating Committee will remain vacant till the vacancy is filled up.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2018

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
Name: MP Vijay Kumar
Title: Chief Financial Officer